Exhibit 99.11

PRESS RELEASE

Brazil: TotalEnergies Wins a New Exploration License

Paris, December 19, 2022 – TotalEnergies, and its co-venturers QatarEnergy and Petronas Petróleo Brasil Ltda (PPBL) have won the Agua Marinha block today in the Open Acreage under Production Sharing Regime – 1st Cycle held by Brazil’s National Petroleum Agency (ANP). Petrobras has exercised their right to take 30% Participating Interest and Operatorship.

Agua Marinha is a large block of 1,300 km2, about 140 km from onshore, located in the pre-salt Campos Basin.

“TotalEnergies is pleased to expand its presence in the Campos Basin with this new exploration block, alongside three strategic partners. This is in line with our strategy to focus exploration on selected high potential basins which can deliver material low cost, low carbon intensity resources,” said Kevin McLachlan, Senior Vice President, Exploration of TotalEnergies.

TotalEnergies will participate in the block with a 30% interest, alongside Petrobras operator (30%), QatarEnergy (20%) and PPBL (20%).

The entry into this block follows the entry into 2 blocks, S-M-1815 and S-M-1711, in the South Santos basin during the 3rd Cycle of the Permanent offer that took place on 13th April 2022.

***

About TotalEnergies in Brazil

TotalEnergies has been operating in Brazil for over 40 years, and now employs more than 3,000 people across its business segments, covering activities in exploration and production, gas, renewable energies, lubricants, chemicals, and distribution.

TotalEnergies’ Exploration & Production portfolio currently includes ten assets, of which four are operated. In 2021, the Company’s production in the country averaged 49,000 barrels of oil equivalent per day. This figure is expected to exceed 100,000 in 2022.

In 2017, TotalEnergies and Petrobras formed a Strategic Alliance in exploration and production, and gas, renewables and power activities. The Alliance allows the two companies to implement R&D projects in fields such as artificial intelligence, to generate efficiency gains, with direct applications in Brazil. In December 2018, TotalEnergies entered Brazil’s fuel distribution market with the acquisition of Grupo Zema’s distribution activities, giving TotalEnergies a network of nearly 240 service stations, as well as several storage facilities for petroleum products and ethanol.

In December 2021, TotalEnergies, bidding in the Transfer of Rights Surplus round, was awarded two new non-operated Production Sharing Contracts on the Atapu Surplus (22.5%) and Sépia Surplus (28%) units, which were signed in late April 2022.

Through its subsidiary Total Eren, TotalEnergies is pursuing its growth in the Brazilian renewables sector, to build on its current capacity of 300 MW. In October 2022, TotalEnergies partnered with Brazil's leading renewable energy player Casa dos Ventos to jointly develop a 12 GW renewable energy portfolio.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).